AB
3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15049342

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 03 2015 Washington DC 404

SEC FILE NUMBER
8- 68068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Value Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 University Blvd., Suite 400
(No. and Street)

Denver (City) Colorado (State) 80206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauerle and Company, P.C.
(Name – *if individual, state last, first, middle name*)

7887 E. Bellview Ave., Suite 700 (Address) Denver (City) (State) 80111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB
3/14/15

OATH OR AFFIRMATION

I, CHRIS YOUNGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL VALUE ADVISORS, LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

MANAGING DIRECTOR
Title

[signature]
Notary Public

JOSHUA SWANSON
Notary Public
State of Colorado
Notary ID 20144023134
My Commission Expires Jun 10, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL VALUE ADVISORS, LLC

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION
AND
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

CONTENTS

Bauerle
AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Capital Value Advisors, LLC
Denver, Colorado

We have audited the accompanying financial statements of Capital Value Advisors, LLC (a Colorado limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, members' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Capital Value Advisors, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Capital Value Advisors, LLC, as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

7887 E. Belleview Ave., Ste. 700
Denver, CO 80111
MAIN: 303.759.0089
FAX: 303.759.2189
www.bcdenver.com

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2014 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Capital Value Advisors, LLC's financial statements. The supplemental information is the responsibility of Capital Value Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bauerle & Company PC

Bauerle and Company, P.C.
Denver, Colorado

February 26, 2015

CAPITAL VALUE ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS		
Cash		$ 1,291,109
Accounts Receivable		33,750
Prepaid Expenses		50,856
Total Current Assets		1,375,715
PROPERTY AND EQUIPMENT - AT COST		
Office Furniture and Equipment	$ 155,722	
Leasehold Improvements	154,511	
	310,233	
Less: Accumulated Depreciation	17,454	
Property and Equipment - Net		292,779
OTHER ASSETS		
Deposits		30,156
TOTAL ASSETS		$ 1,698,650

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 2,815
401(k) Payable	193,973
Accrued Legal Expenses	118,327
Total Current Liabilities	315,115
MEMBERS' EQUITY	1,383,535
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,698,650

The accompanying notes are an integral part of the financial statements.

CAPITAL VALUE ADVISORS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES		
Commissions		$ 5,288,220
Services		344,464
Total Revenues		5,632,684
OPERATING EXPENSES		
401(k) Contributions	$ 127,460	
Marketing and Business Development	183,686	
Contract Labor	18,067	
Contributions	16,200	
Depreciation	8,161	
Dues and Subscriptions	74,816	
Insurance	38,643	
Office Supplies	33,714	
Owner Compensation	194,064	
Professional Fees	397,508	
Regulatory Fees	11,948	
Rent	75,305	
Salaries, Bonuses, and Related Taxes	827,882	
Travel	26,215	
Total Operating Expenses		2,033,669
INCOME FROM OPERATIONS		3,599,015
OTHER INCOME		
Interest Income		1,013
NET INCOME		$ 3,600,028

The accompanying notes are an integral part of the financial statements.

CAPITAL VALUE ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

MEMBERS' EQUITY - JANUARY 1, 2014	$ 857,581
Member Draws	(3,074,074)
Net Income	3,600,028
MEMBERS' EQUITY - DECEMBER 31, 2014	$ 1,383,535

The accompanying notes are an integral part of the financial statements.

CAPITAL VALUE ADVISORS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 3,600,028
Non-Cash Items Included in Net Income	
Depreciation	8,161
Investments in Equity Securities	(1,390,000)
(Increase) Decrease in Assets:	
Accounts Receivable	32,500
Prepaid Expenses	(19,631)
Deposits	(30,156)
Increase (Decrease) in Liabilities:	
Accounts Payable	1,760
401(k) Payable	95,173
Accrued Bonuses	(29,056)
Accrued Legal Expenses	118,327
Net Cash Provided By Operating Activities	2,387,106
CASH FLOWS FROM INVESTING ACTIVITIES:	
(Purchases of) Property and Equipment	(271,229)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member Draws	(1,430,000)
NET INCREASE IN CASH	685,877
CASH AT BEGINNING OF YEAR	605,232
CASH AT END OF YEAR	$ 1,291,109

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:

The Company distributed investments in equity securities totalling $1,644,074 to its members during 2014.

SUPPLEMENTAL CASH FLOW DISCLOSURE:	
Interest Paid	$ -

The accompanying notes are an integral part of the financial statements.

1 Company History, Use of Estimates, and Significant Accounting Policies.

Company History. Capital Value Advisors, LLC was organized in November 2008 as a Colorado Limited Liability Company, and began operations in January 2010. The Company is a licensed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a registered member of the Financial Industry Regulatory Authority (FINRA). The Company provides advisory services to corporations who are engaged in merger and acquisition activities and the issuance of debt and equity securities to institutional investors and other corporations. The Company is not engaged in any underwriting activities.

As a registered broker-dealer, the Company is subject to regulatory oversight within the industry, including FINRA, the SEC, and the various securities commissions of the States and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with the rules and regulations promulgated by the examining regulatory authority.

The Company is exempt from Rule 15c3-3 under subsection (k) and does not hold, nor does it plan to hold, any customers' securities or funds. Under this exemption, "Computation for Determination of Reserve Requirements" and "Information Relating to Possession or Control Requirements" are not required.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition. The Company recognizes commission revenue on a settlement date basis. Service revenues from advisory and consulting engagements are recognized when the services are billed.

Cash Equivalents. The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2014, the Company had no cash equivalents.

Accounts Receivable. Accounts receivable are recorded when invoices are issued. Receivables are written-off when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions, and the financial stability of its customers. The Company believes no allowance for doubtful accounts is necessary at December 31, 2014.

1 Company History, Use of Estimates, and Significant Accounting Policies. (Cont'd.)

Financial Instruments and Concentrations of Credit Risk. The Company's financial instruments include cash, accounts receivable, accounts payable, and accrued liabilities. The fair value of these financial instruments approximates their carrying amounts based on current market indicators such as prevailing interest rates and their short-term nature.

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist primarily of cash and accounts receivable. The Company periodically monitors its positions with, and the credit quality of, the financial institutions in which it maintains cash deposits. At times throughout the year, balances in various bank accounts may have exceeded Federally insured limits. The Company has not experienced any losses in such accounts.

The Company performs ongoing credit evaluations of its customers and generally does not require collateral, as management believes they have collection measures in place to limit the potential for significant losses. For the year ended December 31, 2014, approximately 79% of revenue was generated from three customers.

Advertising Expenses. Advertising costs are expensed in the period incurred. The Company did not incur any advertising costs in 2014.

Depreciation. Depreciation of property and equipment is recorded on the straight-line method for financial statement purposes over the estimated useful lives of the assets, which varies from three to seven years.

Income Taxes. The Company is a Limited Liability Company and has elected to be treated as a partnership for Federal and State income tax reporting purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of its members and any resulting tax liability is the responsibility of the members. Therefore, no provision for income taxes has been recorded in the accompanying financial statements.

1 Company History, Use of Estimates, and Significant Accounting Policies. (Cont'd.)

Income Taxes. (Continued)

Generally Accepted Accounting Principles require the Company to disclose any material uncertain tax positions that management believes does not meet a "more-likely-than-not" standard of being sustained under an income tax audit and to record a liability for any such taxes including penalties and interest. Management of the Company has not identified any uncertain tax positions that require the recording of a liability mentioned above or further disclosure. The Company evaluates the validity of its conclusions regarding uncertain income tax positions on an annual basis, including its status as a pass-through entity, to determine if facts or circumstances have arisen that might cause management to change its judgment regarding the likelihood of a tax position's sustainability under examination. The Company files income tax returns in the U. S. Federal and State of Colorado jurisdictions. These returns are currently open for income tax examinations under the statute of limitations by these jurisdictions for the years ended December 31, 2011 and after for Federal purposes, and for the years ended December 31, 2010 and after for the State of Colorado.

Subsequent Events. In preparing its financial statements, the Company has evaluated subsequent events through February 26, 2015, which is the date the financial statements were available to be issued. Management of the Company has not identified any subsequent events that require reporting or disclosure, except as disclosed in Note 7.

2 Property and Equipment.

A summary of the investment in property and equipment as of December 31, 2014, net of accumulated depreciation, is as follows:

Office Furniture and Equipment	$ 138,268
Leasehold Improvements	154,511
Property and Equipment - Net	$ 292,779

Depreciation charged to operations for the year ended December 31, 2014, was $8,161.

3 Net Capital Requirement.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of no less than $5,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company had net capital of $975,994, which was $954,987 in excess of its required minimum. The Company's ratio of aggregate indebtedness to net capital did not exceed the requirement.

4 Minimum Future Lease Payments.

Effective October 1, 2014, the Company has entered into a long-term lease agreement for office space, expiring on December 31, 2024, with an option to renew for an additional five year period. The lease requires monthly rent payments of approximately $13,000, and commencing in 2016, the additional payment of certain operating expenses, as defined in the lease agreement.

The following are future minimum lease payments for the years ending December 31:

2015	$ 158,000
2016	161,000
2017	163,000
2018	166,000
2019	168,000
Thereafter	880,000
	$ 1,696,000

Rent Expense was $75,305, for the year ended December 31, 2014.

5 Retirement Plan.

The Company has adopted a 401(k) profit sharing plan that covers all employees over the age of 21 who have completed one year of service. The Company makes safe harbor matching contributions to the plan, and at its discretion, may authorize additional matching and/or profit sharing contributions to the plan. The Company contributed $193,279 to the plan for the year ended December 31, 2014, which is payable to the plan and included in Current Liabilities as of December 31, 2014.

6 Investments in Equity Securities.

At times, the Company may agree to receive shares of stock in exchange or commissions earned. During 2014, the Company received 695 shares of common stock of a privately held entity in exchange for commissions earned. At the date of the transaction, the common stock was valued at $1,390,000.

The Company accounts for investments in equity securities of companies without readily determinable fair values and representing an ownership interest of less than 20%, or where the Company does not exercise significant influence over the operating and financing affairs, at the lower of cost or fair value. During 2014, the Company distributed all investments in equity securities to its members.

7 Contingencies.

In June 2011, the Company and a predecessor corporation filed suit against Colorado Premium Foods and two of its officers for breach of contract, unjust enrichment, and intentional interference with contract. The suit was subsequently amended to add Triton Capital Partners, Ltd. as a defendant. The suit claims that Colorado Premium Foods failed to compensate the predecessor company in accordance with the terms of an agreement entered into between the defendant and the predecessor company and, with respect to the two executives and Triton Capital Partners, Ltd., intentionally interfered with its contract. The total amount of the claim filed is in excess of $2,500,000. Colorado Premium Foods has filed a counterclaim against the predecessor company and alleged various defenses. In May 2012, the trial court granted a summary judgment dismissing the suit's claims and ordering the Company to return its engagement fee of $29,500 to the defendant. The Company appealed the summary judgment and in August 2013 the Colorado Court of Appeals ruled in the Company's favor. In December 2013, Colorado Premium Foods formally requested that the Colorado Supreme Court consider the appeal and issue a ruling. That petition was subsequently denied and the dispute proceeded to a jury trial in November 2014.

7 Contingencies. (Continued)

At the trial, the Court issued a directed verdict dismissing Colorado Premium Foods' claim against the predecessor company and dismissing the Company's claims against Triton Capital Partners. The jury returned a verdict in favor of Colorado Premium Foods on the breach of contract claim. As such, the contract was void as a matter of law and, under this specific claim, the $29,500 engagement fee may need to be returned by the Company to Colorado Premium Foods, although the Court has not ruled on this. Following the jury's verdict, the Company and Colorado Premium Foods submitted briefs to the Court on the issue of unjust enrichment, which in February 2015, the Court concluded in the defendants' favor. The issues surrounding allocation of court costs have not been concluded, and the Company is considering appealing the Court's decision on various grounds. At December 31, 2014, no amounts have been included in the financial statements related to this matter, except for related legal fees. At December 31, 2014, the Company has accrued legal fees of $118,327, which are included in Current Liabilities in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

CAPITAL VALUE ADVISORS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2014

Total Ownership Equity		$ 1,383,535
Deductions and/or Charges		
Non-Allowable Assets:		
Accounts Receivable	$ (33,750)	
Prepaid Expenses	(50,856)	
Property and Equipment	(292,779)	
Deposits	(30,156)	
Total Non-Allowable Assets		(407,541)
NET CAPITAL		$ 975,994

Reconciliation of Net Capital Under SEC Rule 15c3-1 to FOCUS Report:

Net Capital Per FOCUS Report	$ 1,094,320
Adjustment to accrue for legal expenses	(118,326)
Net Capital Per Audited Financial Statements	$ 975,994

See Report of Independent Registered Public Accounting Firm.
The preceding notes are an integral part of this supplemental information.

<u>CAPITAL VALUE ADVISORS, LLC</u>

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2014

Total Members' Equity	$ 1,383,535
Additions (Deductions)	(407,541)
Net Capital	$ 975,994
Total Aggregate Indebtedness	$ 315,115
Aggregate Indebtedness to Net Capital	32.3 %

See Report of Independent Registered Public Accounting Firm.
The preceding notes are an integral part of this supplemental information.

Bauerle
AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Capital Value Advisors, LLC
Denver, Colorado

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Capital Value Advisors, LLC ("Capital Value Advisors") identified the following provisions of 17 C.F.R. 15c3-3(k), under which Capital Value Advisors claimed an exemption from 17 C.F.R 240.15c3-3 under the exemptive provision of 17 CFR 240.15c3-3(k) (2) (i) "Special Account for the Exclusive Benefit of Customers" maintained, and (2) Capital Value Advisors stated that Capital Value Advisors met the identified exemption provisions throughout the most recent fiscal year without exception. Capital Value Advisors' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Value Advisors' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (2) (i) – "Special Account for the Exclusive Benefit of Customers" Exemptive Provision of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bauerle & Company P.C.
Bauerle and Company, P.C.
Denver, Colorado

February 26, 2015

7887 E. Belleview Ave., Ste. 700
Denver, CO 80111
MAIN: 303.759.0089
FAX: 303.759.2189
www.bcdenver.com

INFO@CAPITALVALUE.NET
720 733 0400
720 528 7877

101 UNIVERSITY BLVD / SUITE 400
DENVER CO 80206

CapitalValue Advisors, LLC's Exemption Report

CapitalValue Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following: The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3: Rule 17a5(d)(1)(i)(B)(2). The Company met the identified exemption provisions in 17 CFR 240.15c3-3(k) throughout the most recent fiscal year without exception.

CapitalValue Advisors, LLC

I, Christopher Younger, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Christopher Younger, Managing Director

February 25, 2015

CAPITAL VALUE ADVISORS, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

DECEMBER 31, 2014

Bauerle
AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of Capital Value Advisors, LLC
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Capital Value Advisors, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Capital Value Advisors, LLC's compliance with the applicable instructions of the Form SIPC-7. Capital Value Advisors, LLC's management is responsible for Capital Value Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bauerle & Company P.C.
Bauerle and Company, P.C.

February 27, 2015

7887 E. Belleview Ave., Ste. 700
Denver, CO 80111
MAIN: 303.759.0089
FAX: 303.759.2189
www.bcdenver.com

CAPITAL VALUE ADVISORS, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION FOR THE YEAR ENDED DECEMBER 31, 2014

GENERAL ASSESSMENT		$ 10,976
LESS PAYMENTS MADE:		
Date Paid:	Amount	
August 29, 2014	$ 2,091	
Total Payments Made		2,091
Total General Assessment Balance or (Overpayment)		$ 8,885
Payment Made with Form SIPC-7		$ 8,885

See independent accountants' report.

CAPITAL VALUE ADVISORS, LLC

COMPUTATION OF SIPC GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2014

TOTAL REVENUE		$ 5,633,697
ADDITIONS:		
None		
DEDUCTIONS:		
Fees Earned - Not Securities Related	$ 1,243,197	
Total Deductions		1,243,197
SIPC NET OPERATING REVENUES		$ 4,390,500
GENERAL ASSESSMENT @ .0025 (minimum $150)		$ 10,976

See independent accountants' report.